Exhibit 1

FOR IMMEDIATE RELEASE	31 October, 2016

| Third Quarter Trading Update

■	Third quarter reported revenue up 23.4% at £3.611 billion, up 4.6% at $4.741 billion, up 4.2% at €4.248 billion and down 12.3% at ¥485.4 billion
■	Third quarter constant currency revenue up 7.6%, like-for-like revenue up 3.2%
■	Third quarter constant currency net sales up 7.8%, like-for-like net sales up 2.8%
■	Nine months reported revenue up 15.8% at £10.147 billion, up 5.0% at $14.108 billion, up 4.7% at €12.632 billion and down 6.0% at ¥1.528 trillion
■	Nine months constant currency revenue up 8.5%, like-for-like revenue up 3.9%
■	Nine months constant currency net sales up 8.0%, like-for-like net sales up 3.4%
■	Nine months operating margin up 0.3 margin points in constant currency, 0.4 margin points in reported and targeted to be up 0.3 margin points in constant currency for full year in line with objective
■	Preliminary quarter 3 revised forecast indicates like-for-like revenue and net sales growth over 3%
■

Average constant currency net debt up by £434 million for the first nine months of 2016 to £4.206 billion, reflecting continued significant acquisition activity and share buy-backs, with point-to-point net debt only up £74 million, on the same basis, improving significantly through working capital reduction

■	Net new business of £3.467 billion ($5.374 billion) in first nine months compared to £3.212 billion ($4.979 billion) in the same period last year
■	Share buy-backs of £342 million in the first nine months, down from £588 million in the same period last year, representing 1.6% of the issued share capital, against a full year target of 2.0-3.0%

Revenue analysis

£ million	2016	Δ reported	Δ constant[1]	Δ LFL[2]	Acquisitions	2015
First quarter	3,076	10.5%	9.0%	5.1%	3.9%	2,783
Second quarter	3,460	13.2%	8.8%	3.5%	5.3%	3,056
First half	6,536	11.9%	8.9%	4.3%	4.6%	5,839
Third quarter	3,611	23.4%	7.6%	3.2%	4.4%	2,927
First nine months	10,147	15.8%	8.5%	3.9%	4.6%	8,766

1 Percentage change at constant currency exchange rates

2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Net Sales analysis

£ million	2016	Δ reported	Δ constant	Δ LFL	Acquisitions	2015
First quarter	2,616	8.1%	6.7%	3.2%	3.5%	2,419
Second quarter	2,978	13.6%	9.4%	4.3%	5.1%	2,622
First half	5,594	11.0%	8.1%	3.8%	4.3%	5,041
Third quarter	3,114	23.6%	7.8%	2.8%	5.0%	2,518
First nine months	8,708	15.2%	8.0%	3.4%	4.6%	7,559

Quarter 3 and first nine months highlights

■

Reported quarter 3 revenue growth of 23.4% in sterling, with constant currency growth of 7.6%, 4.4% growth from acquisitions and 15.8% from currency. The latter reflects the continuing weakness of the pound sterling against most currencies, especially during the third quarter, following the United Kingdom vote to exit the European Union

■	Reported quarter 3 net sales growth of 23.6% in sterling, with constant currency growth of 7.8%, 5.0% growth from acquisitions and 15.8% from currency
■

Constant currency revenue growth in quarter 3 in all regions and business sectors, except data investment management, with particularly strong growth geographically in Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, the latter partly the result of acquisition activity. Functionally, advertising and media investment management, public relations and public affairs and branding & identity, healthcare and specialist communications (including direct, digital and interactive), also grew strongly, the latter again, partly, as a result of acquisitions

■

Like-for-like net sales growth in quarter 3 of 2.8%, compared with 3.8% in the first half, partly the result of stronger comparatives in the third quarter of last year, with the gap compared to revenue growth in the third quarter the same as the first half, but narrower than last year, as the Group’s investment in technology continued to enhance the growth of advertising and media investment management net sales and as data investment management direct costs have been reduced

■

Operating profits and operating margins in the first nine months in line with the targeted 0.3 margin points improvement, on a constant currency basis, with an above target reportable operating margin improvement of 0.4 margin points, as the impact of the weakness in sterling, particularly in the third quarter, had a positive impact on reportable margins

■

Average net debt for the first nine months increased by £434 million to £4.206 billion compared to last year, at 2016 constant rates, continuing to reflect significant net acquisition spend and share repurchases of £846 million in the twelve months to 30 September 2016, compared with the previous twelve months, more than offsetting significant improvements in working capital over the same period

■	Net new business of $2.382 billion in the third quarter and $5.374 billion in the first nine months, with continued strong net new business gains, particularly recently, overcoming one or two bumps
■

Following Brexit, accelerated implementation of growth strategy continues with revenue ratios for fast growth markets and new media raised from 35-40% to 40-45% over the next four to five years. Quantitative revenue target of 50% already achieved. Also, increased emphasis on expansion in the four EU markets in the Group’s top 10 markets - Germany, France, Italy and Spain, along with Brussels

Current trading and outlook

■	FY 2016 quarter 3 revised forecast | remains to be formally reviewed first two weeks in November, but indicates like-for-like revenue and net sales growth of over 3%, with the gap between revenue and net sales growth narrowing further, and despite the characteristic caution in the fourth quarter forecast, in comparison to the budget and quarter 1 and quarter 2 revised forecasts. Headline net sales operating margin improvement, as targeted, of 0.3 margin points in constant currency, with reportable margins likely to be even stronger

■

Dual focus in 2016 | 1. Stronger than competitor revenue and net sales growth (although competitors do not provide the latter metric) due to leading position in both faster growing geographic markets and digital, premier parent company creative position, new business, horizontality and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue and net sales growth with headcount increases and improvement in staff costs to net sales ratio to enhance operating margins

■

Long-term targets | Above industry revenue and net sales growth due to geographically superior position in new markets and functional strength in new media, in data investment management, including data analytics and the application of new technology, creativity, effectiveness and horizontality; improvement in staff cost to net sales ratio of 0.2 or more depending on net sales growth; net sales operating margin expansion of 0.3 margin points or more on a constant currency basis, with an ultimate goal of almost 20%; and headline diluted EPS growth of 10% to 15% p.a. from revenue and net sales growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

Review of quarter three and first nine months

Revenue

As shown in the table below, in the third quarter of 2016, reported revenue was up 23.4% at £3.611 billion. Revenue in constant currency was up 7.6% compared with last year, the difference to the reportable number reflecting the continuing weakness of the pound sterling against most currencies, especially over the last quarter, following the United Kingdom vote to exit the European Union. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 3.2%, compared with 3.5% in quarter two, against stronger comparatives in last year’s third quarter. Geographically, like-for-like revenue growth in the third quarter was slightly stronger in North America, but softer in the United Kingdom (perhaps reflecting the first impact of Brexit uncertainties) and continued at similarly strong levels in Western Continental Europe in comparison to the second quarter. Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe also performed at very similar levels to the second quarter. Functionally, advertising and media investment management and public relations and public affairs showed an improving trend compared with the second quarter, with data investment management and branding and identity, healthcare and specialist communications (including direct, digital and interactive) softer. As in the second quarter and first half, advertising and media investment management showed the strongest growth, particularly in Asia Pacific and Latin America.

In the first nine months, reported revenue was up 15.8% at £10.147 billion. Revenue in constant currency was up 8.5%, the difference to the reportable number reflecting the continuing weakness of the pound sterling against most currencies, particularly over the last quarter, following the United Kingdom vote to exit the European Union.

On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 3.9% compared with the same period last year, with net sales up 3.4%, with the difference compared to revenue growth similar to the first half.

First nine months	WPP Revenue	WPP Net Sales	OMC Revenue	Pub Revenue	IPG Revenue	Havas Revenue
Revenue (local ‘m)	£10,147	£8,708	$11,175	€7,068	$5,582	€1,624
Revenue ($‘m)	$14,108	$12,105	$11,175	$7,888	$5,582	$1,813
Growth Rates (%)*	3.9	3.4	3.4	1.9	4.8	2.7
Quarterly like-for-like growth%*
Q1/15	5.2	2.5	5.1	0.9	5.7	7.1
Q2/15	4.5	2.1	5.3	1.4	6.7	5.5
Q3/15	4.6	3.3	6.1	0.7	7.1	5.5
Q4/15	6.7	4.9	4.8	2.8	5.2	3.1
Q1/16	5.1	3.2	3.8	2.9	6.7	3.4
Q2/16	3.5	4.3	3.4	2.7	3.7	2.7
Q3/16	3.2	2.8	3.2	0.2	4.3	2.0
2 Years cumulative like-for-like growth %
Q1/15	12.2	6.3	9.4	4.2	12.3	10.1
Q2/15	14.7	6.5	11.1	1.9	11.4	13.4
Q3/15	12.2	6.3	12.6	1.7	13.4	11.5
Q4/15	14.5	7.0	10.7	6.0	10.0	6.6
Q1/16	10.3	5.7	8.9	3.8	12.4	10.5
Q2/16	8.0	6.4	8.7	4.1	10.4	8.2
Q3/16	7.8	6.1	9.3	0.9	11.4	7.5

*  The above like-for-like/organic revenue figures are extracted from the published quarterly trading statements issued by Omnicom Group (“OMC”), Publicis Groupe (“Pub”), Interpublic Group (“IPG”) and HAVAS (“Havas”)

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and net sales and revenue and net sales growth by region for the third quarter and first nine months of 2016, as well as the proportion of Group revenue and net sales by region;

Revenue analysis – Third Quarter

£ million	2016	Δ reported	Δ constant[3]	Δ LFL[4]	% group	2015	% group
N. America	1,342	23.0%	4.3%	2.6%	37.2%	1,091	37.2%
United Kingdom	461	5.9%	5.9%	2.1%	12.8%	435	14.9%
W. Cont Europe	702	27.2%	8.1%	5.4%	19.4%	552	18.8%
AP, LA, AME, CEE[5]	1,106	30.3%	12.5%	3.2%	30.6%	849	29.1%
Total Group	3,611	23.4%	7.6%	3.2%	100.0%	2,927	100.0%

Revenue analysis – First Nine Months

£ million	2016	Δ reported	Δ constant	Δ LFL	% group	2015	% group
N. America	3,783	16.2%	5.7%	3.8%	37.3%	3,255	37.2%
United Kingdom	1,388	7.2%	7.2%	3.4%	13.7%	1,295	14.8%
W. Cont Europe	2,043	20.6%	9.9%	5.4%	20.1%	1,695	19.3%
AP, LA, AME, CEE	2,933	16.4%	11.9%	3.3%	28.9%	2,521	28.7%
Total Group	10,147	15.8%	8.5%	3.9%	100.0%	8,766	100.0%

3  Percentage change at constant currency exchange rates

4  Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

5  Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Net Sales analysis – Third Quarter

£ million	2016	Δ reported	Δ constant	Δ LFL	% group	2015	% group
N. America	1,173	23.7%	4.8%	3.1%	37.6%	948	37.6%
United Kingdom	394	6.6%	6.6%	2.7%	12.7%	370	14.7%
W. Cont Europe	580	27.8%	8.8%	3.2%	18.6%	453	18.0%
AP, LA, AME, CEE	967	29.4%	11.9%	2.2%	31.1%	747	29.7%
Total Group	3,114	23.6%	7.8%	2.8%	100.0%	2,518	100.0%

Net Sales analysis – First Nine Months

£ million	2016	Δ reported	Δ constant	Δ LFL	% group	2015	% group
N. America	3,276	15.9%	5.4%	3.7%	37.6%	2,825	37.4%
United Kingdom	1,169	7.0%	7.0%	3.1%	13.4%	1,093	14.4%
W. Cont Europe	1,692	19.3%	8.9%	4.0%	19.4%	1,418	18.8%
AP, LA, AME, CEE	2,571	15.7%	11.4%	3.0%	29.6%	2,223	29.4%
Total Group	8,708	15.2%	8.0%	3.4%	100.0%	7,559	100.0%

North America, with constant currency revenue growth of 4.3% and like-for-like growth of 2.6% in the third quarter, stronger than quarter two, and with advertising and media investment management, public relations and public affairs and branding & identity showing an improving trend compared with the second quarter. Net sales were up 4.8% in constant currency and 3.1% like-for-like, slightly weaker than the second quarter as the custom and healthcare areas of the data investment management businesses were softer.

The United Kingdom, with constant currency revenue growth of 5.9% and like-for-like growth of 2.1% in the third quarter, slowed compared with quarter two like-for-like growth of 3.5%. All parts of the Group’s businesses, except data investment management and public relations and public affairs softened, with net sales growth showing a similar pattern, up 2.7% like-for-like, compared with 3.4% in the second quarter. Perhaps, the first signs of Brexit anxiety.

Western Continental Europe continued to grow at reasonable rates, although reflecting continued difficult political and macro-economic conditions, slowed in the third quarter, with like-for-like revenue growth of 5.4% and net sales growth of 3.2%, compared to 6.2% and 6.2% respectively in quarter two. Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, Sweden and Turkey performed strongly, with Austria, France, Spain and Switzerland slower.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe showed the strongest growth in the third quarter, with constant currency revenue growth of 12.5%. Like-for-like revenue growth was 3.2% in the third quarter, similar to 3.4% in quarter two, as Greater China, India, Indonesia, Korea, Malaysia, Pakistan, Thailand and Vietnam performed well, partly offset by the Philippines and Singapore, which were slower. Net sales followed a similar pattern to revenue, up 11.9% in constant currency and up 2.2% like-for-like, slightly weaker than the 14.1% and 3.8% respectively in quarter two.

In the first nine months of 2016, 28.9% of the Group’s revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe. This was 0.9 percentage points higher than the first half and up 0.2 percentage points over the same period last year and in comparison to the Group’s revised strategic objective of 40%-45% over the next four to five years. With the continuing weakness of the majority of the fast growth market currencies, the proportion for the first nine months remained around 28-29% in constant currencies. Based on the unreviewed quarter three revised forecast, the fast growth markets are expected to outperform the slower growth mature markets in the final quarter of the year, particularly in Asia Pacific and Latin America. On a net sales basis fast growth markets represented a higher 29.6% of the total Group, compared with 29.4% for the same period last year.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector for the third quarter and first nine months of 2016, as well as the proportion of Group revenue and net sales for the third quarter and first nine months by those sectors;

Revenue analysis – Third Quarter

£ million	2016	Δ reported	Δ constant[6]	Δ LFL[7]	% group	2015	% group
AMIM[8]	1,619	23.5%	8.0%	5.5%	44.8%	1,311	44.8%
Data Inv. Mgt.	655	12.1%	-2.0%	-2.0%	18.1%	584	19.9%
PR & PA9	287	25.6%	8.5%	5.0%	8.0%	229	7.8%
BI, HC & SC10	1,050	30.8%	13.7%	2.8%	29.1%	803	27.5%
Total Group	3,611	23.4%	7.6%	3.2%	100.0%	2,927	100.0%
Revenue analysis – First Nine Months

£ million	2016	Δ reported	Δ constant	Δ LFL	% group	2015	% group
AMIM	4,582	16.0%	9.0%	6.2%	45.2%	3,950	45.1%
Data Inv. Mgt.	1,898	8.0%	1.6%	-0.7%	18.7%	1,758	20.1%
PR & PA	786	14.4%	6.0%	3.5%	7.7%	687	7.8%
BI, HC & SC	2,881	21.5%	13.3%	3.6%	28.4%	2,371	27.0%
Total Group	10,147	15.8%	8.5%	3.9%	100.0%	8,766	100.0%
Net Sales analysis – Third Quarter

£ million	2016	Δ reported	Δ constant	Δ LFL	% group	2015	% group
AMIM	1,336	22.3%	7.0%	3.5%	42.9%	1,092	43.3%
Data Inv. Mgt.	495	15.3%	0.8%	0.0%	15.9%	429	17.1%
PR & PA	281	25.1%	8.2%	5.1%	9.0%	225	8.9%
BI, HC & SC	1,002	29.7%	12.8%	2.6%	32.2%	772	30.7%
Total Group	3,114	23.6%	7.8%	2.8%	100.0%	2,518	100.0%
Net Sales analysis – First Nine Months

£ million	2016	Δ reported	Δ constant	Δ LFL	% group	2015	% group
AMIM	3,758	13.4%	6.8%	4.3%	43.1%	3,313	43.9%
Data Inv. Mgt.	1,417	10.2%	3.6%	0.7%	16.3%	1,286	17.0%
PR & PA	772	14.3%	5.9%	3.6%	8.9%	675	8.9%
BI, HC & SC	2,761	20.8%	12.8%	3.8%	31.7%	2,285	30.2%
Total Group	8,708	15.2%	8.0%	3.4%	100.0%	7,559	100.0%

In the first nine months of 2016, 38.5% of the Group’s revenue came from direct, digital and interactive, up 1.0 percentage point from the previous year. Digital revenue across the Group was up strongly, over 6% like-for-like. There does seem to be growing client concern around what one major client, in particular, calls the three “v”s, value, viewability and verification, mainly in relation to on-line video. Another major client has raised questions about the

6  Percentage change at constant currency exchange rates

7  Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

8  Advertising, Media Investment Management

9  Public Relations & Public Affairs

10  Branding and Identity, Healthcare and Specialist Communications (including direct, digital and interactive)

distribution of on-line spending, if not the absolute level. There is also client concern with the unequal measurement standards between off-line and on-line media, heightened by independent research indicating higher levels of “bots” viewing than measured by Google and a mistake in viewing time statistics by Facebook. We remain committed to the highest standards of clarity and transparency on media buying and leading the industry in developing more contemporary measurement standards in off-line and digital media, which even some of our competitors now acknowledge. As one of our clients has also very recently pointed out, the way to achieve this is for clients and agencies to build trust in one another and work together, not antagonise one another.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by 8.0% in quarter three, with like-for-like growth of 5.5%, still the strongest performing sector and slightly higher than quarter two. Constant currency net sales growth was 7.0%, with like-for-like up 3.5%, compared with 5.8% in quarter two. Media investment management was up strongly in quarter three, with North America, Continental Europe, Asia Pacific and Latin America improving, but advertising slowed relatively in the United Kingdom and Africa & the Middle East.

The Group gained a total of £1.537 billion ($2.382 billion) in net new business billings (including all losses) in the third quarter. Of this, J. Walter Thompson Company, Ogilvy & Mather, Y&R and Grey generated net new business billings of £143 million ($222 million). GroupM, the Group’s media investment management company, (which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search, Xaxis and Essence) together with tenthavenue, generated net new business billings of £1.200 billion ($1.860 billion) out of the Group’s total. Net new business billings won in the first nine months were £3.467 billion ($5.374 billion), with continued strong net new business gains, particularly recently, overcoming one or two recent bumps.

Data Investment Management

On a constant currency basis, data investment management revenue fell 2.0%, with like-for-like revenue also down 2.0% in quarter three. On the same basis constant currency net sales were up 0.8%, with like-for-like flat, weaker than quarter two and the first half. The United Kingdom and Latin America showed improvement compared with quarter two, with Africa maintaining strong growth, offset by lower growth in North America and Asia Pacific with Continental Europe flat. There seems to be a growing recognition of the value of “real” data businesses, rather than those that depend on third party data, and an opportunity to demonstrate meaningful and sustainable competitive differentiation, through integration of media investment management and data investment management insights.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenue and net sales were up strongly at 8.5% and 8.2% in quarter three and up 5.0% and 5.1% respectively like-for-like, the strongest performing sector. All regions, showed positive net sales growth in quarter three, with particularly strong growth in the United Kingdom, Continental Europe, Latin America and Africa. Quarter three and the first nine months both saw especially strong growth globally at Cohn & Wolfe, in social media content development in the United States at SJR, and at a newly integrated multi-national offering at Finsbury and Hering Schuppener, particularly in the United States, the United Kingdom and Germany.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency revenue grew strongly at 13.7%, with like-for-like growth of 2.8%, in quarter three. On the same basis net sales were up 12.8% and 2.6% respectively. The Group’s branding & identity and direct, digital and interactive businesses grew above the Group average, with parts of the specialist communications businesses and healthcare slower.

Operating profitability

In the first nine months, operating profits were well ahead of last year and net sales operating margins on a constant currency basis were up 0.3 margin points, in line with the Group’s full year margin target of 0.3 margin points improvement and in line with the first half. On a reported basis net sales operating margins were up 0.4 margin points, also the same as in the first half.

We are in the process of reviewing our quarter three revised forecasts. Although these forecasts are characteristically cautious, early indications are like-for-like revenue and net sales growth of over 3% and in the final quarter of the year, there will be an improvement in Asia Pacific, Latin America and Africa & the Middle East, although there are still concerns about growth rates in Greater and Mainland China in the latter part of 2016. Functionally, data investment management and public relations and public affairs, healthcare and the Group’s specialist communications businesses are forecast to be slower than the overall growth rate.

The number of people in the Group, on a proforma basis, excluding associates, was up 0.5% to 134,208 at 30 September 2016, as compared to 30 September 2015, against an increase in revenue on the same basis of 3.9% and net sales of 3.4%. Similarly, the average number of people in the Group in the first nine months of this year was up 0.3% to 132,134, compared to 131,745 for the same period last year. This reflected, in part, continued caution by the Group’s operating companies in hiring in a low growth environment and the impact of back office consolidation actions. At 30 September, the total number of people in the Group, on a proforma basis including associates, was 194,253 compared with 190,986 at the same date last year.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a balanced combination of capital expenditure, acquisitions, dividends and share buy-backs. In the twelve months to 30 September 2016, the Group’s free cash flow was £1.623 billion. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £1.731 billion.

The Group’s strong free cash flow continues to justify the decision by the Board earlier this year to increase the dividend pay-out ratio to the targeted ratio of 50%, ahead of schedule, which was originally set to be achieved by 2017. The interim dividend was increased by 22.9% in the first half, representing a pay-out ratio of 50% versus the 47.5% last year. In the first nine months of 2016, 21.0 million shares, or 1.6% of the issued share capital, were purchased at a cost of £342 million and an average price of £16.29 per share, compared with a full year target of 2.0-3.0% of the issued share capital.

Average net debt in the first nine months of 2016 was £4.206 billion, compared to £3.772 billion in 2015, at 2016 exchange rates. This represents an increase of £434 million. Net debt at 30 September 2016 was £4.688 billion, compared to £4.614 billion in 2015 (at 2016 exchange rates), an increase of £74 million. The increased average and period end net debt figures reflect significant net acquisition spend and share repurchases of £846 million in the twelve months to 30 September 2016, more than offsetting significant improvements in working capital over the same period, although, as can be seen, the net debt position is improving significantly.

In September 2016, the Group issued £400 million of 30 year bonds with a coupon of 2.875%. These bonds refinance £400 million of bonds maturing in April 2017, with a coupon of 6.0%. This continues the plan to extend debt maturities and take advantage of current low interest rates.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 46 transactions in the first nine months; 16 acquisitions and investments were in new markets, 31 in quantitative and digital and 10 were driven by individual client or agency needs. Out of all these transactions, 11 were in both new markets and quantitative and digital.

Specifically, in the first nine months of 2016, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United Kingdom, Turkey and Ecuador; in data investment management in the United States, Denmark, Greece, India and New Zealand; in public relations and public affairs in Canada, Switzerland, Turkey and Brazil; in branding & identity in the Netherlands; in direct, digital and interactive in the United States, the United Kingdom, France, Germany, Turkey, China, Singapore, South Korea, Brazil, Colombia and Mexico; in healthcare in the United States; in sports marketing in the United States.

A further 3 acquisitions and investments were made in October, with one in advertising and media investment management in the United States; one in branding & identity in Hong Kong; and one in direct, digital and interactive in the United States.

Outlook

Low growth, low inflation, focus on costs likely to continue

With the exception of a V-shaped post-Lehman recovery in 2010, the Group has posted record results each year, in a low growth, low inflation world economy, with clients focussing, as a result, on costs. The first nine months of 2016 reflect a similar economic picture and performance record. Worldwide nominal GDP growth remains in the 3.0-3.5% range for 2016 and Group like-for-like revenue grew by 3.9% and net sales by 3.4%, against 4.8% and 2.6% for the same period last year. Current forecasts for 2017 global nominal GDP growth are slightly higher in the 3.5-4.0% range, although it is early days in the forecasting cycle and initial forecasts tend to be optimistic. In any event, worldwide growth looks likely to remain tepid for the rest of 2016 and for 2017. There seems little likelihood of either an upside breakout or, indeed, a downside one, that is a recession. Advertising also remains a constant proportion of GDP overall, with the mature markets growing less post-Lehman, but fast-growth markets filling the void and growing their advertising to GDP ratio, faster, giving a constant ratio overall.

Clients remain challenged, by mainly digital disruption, by zero-based budget business models and by activist investors. With S&P 500 and FTSE 100 CEOs lasting on average 6-7 years and their CFOs and CMOs lasting even shorter periods, there is a natural focus on the short-term, reinforced by institutional investor and analyst focus and incentivisation on short-term results.

As a result, the S&P 500 is effectively shrinking. From the beginning of 2009 to today, dividends and share buy-backs have steadily grown from around 70% of retained earnings to well over 100%. In fact, in five of the last six quarters, for which data is available, this ratio has exceeded 100% and in the remaining one it was 98%. The FTSE 100 shows a similar tendency, with the dividend payout ratio rising from just over one-third post-Lehman to two-thirds currently. In both cases, decisions on where to reinvest retained earnings are being abrogated primarily to investors, rather than being taken by management.

Neither do high levels of economic and political uncertainty help. Grey swans such as BRIC volatility in Brazil, Russia and China, despite India’s relative strength and the Next 11’s continued strength in countries like Indonesia, Vietnam, the Philippines, Mexico, Colombia and Peru, encourage conservatism. As does political uncertainty and right-wing and left-wing populism around both the Presidential election in the United States and various upcoming elections and referenda in Western Continental Europe, not forgetting the diplomatic warfare and long-term negotiation around Brexit or political issues in Eastern Europe and the Middle East. Let alone what black swans might be flapping around.

However, we do know that if we had invested equally over the past ten years in the top ten most highly valued brands in our annual top 100 global brands survey published by the Financial Times, we would have outperformed the S&P 500 by over 70% and the MSCI by approximately four times. Investing in innovation and branding clearly pays off in the short and long-term. Ironically, it also seems that companies that have controlling share structures and may therefore offend good corporate governance often ensure that a longer term strategic point of view is taken.

Despite this context, 2016’s first nine months like-for-like top line growth and operating performance has been well above last year. Like-for-like revenue growth was 3.9%, with all geographies and sectors showing growth. Net sales growth, on the same basis, was up 3.4%, not as strong as the final quarter of 2015, but stronger than the first nine months at 2.6% and full year growth of 3.3%. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenue – positive or negative. On a constant currency basis, operating profit is well above budget and ahead of last year.

We see little reason, if any, for this pattern of behaviour to change in 2017, with continued caution being the watchword. There is certainly no evidence to suggest any such change in behaviour, although one or two institutional investors, including, most notably, Blackrock, Legal & General and the United Kingdom Government, are saying that they are tiring with some companies’ total focus on short-term cost cutting and would favour strategies based more on the long-term and top line growth and the end to quarterly reporting. Your Company, together with McKinsey & Co., Blackrock and Dow Chemical Co., amongst others, has joined an alliance to stimulate focus on long-term strategic thinking.

The pattern for 2016 looks very similar to 2015, but with the bonus of the maxi-quadrennial events of what has proven to be a visually-stunning Rio Olympics, a successful UEFA Euro Football Championships and, of course, the still ratings-stimulating United States Presidential Election to boost marketing investments, as usual by up to 1% or so. Forecasts of worldwide real GDP growth for 2016 still hover around 3.0% to 3.5%, with recently reduced inflation estimates of 0.5% giving nominal GDP growth, in dollars (because of its strength), of even less than 3%. Advertising as a proportion of GDP should at least remain constant overall. Although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, it should be buoyed by incremental branding investments in the under-branded faster growing markets.

Although consumers and corporates both seem to be increasingly cautious and risk averse, the latter should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly as equity valuations continue to be strong. The recent, almost record spike in merger and acquisition activity, may be driven more by companies running out of cost-reduction opportunities in the existing businesses, rather than trying to find revenue growth opportunities or synergies. Although, in our own industry, the Bolloré Model, which unites ownership and control of telecommunications, media, content and agency services, is probably a unique approach, which challenges conventional wisdom.

Looking ahead to 2017, worldwide GDP forecasts by the so called experts indicate a slight strengthening, if anything, to 3.5-4.0%, real and nominal. If advertising as a percentage of GDP remains constant, which we believe it will, this should result in a similar growth rate for the industry. Although we are in the early stages of our rolling Three Year planning process and are starting the 2017 budgeting process, we see no reason why revenue and net sales cannot continue to grow at over 3% in 2017, a very similar pattern to 2015 and 2016. Our new business record remains strong, despite recent bumps.

Financial guidance

For 2016, reflecting the first nine months net sales growth and quarter 3 revised forecast:

■	Like-for-like revenue and net sales growth of over 3% with the gap between revenue and net sales growth narrowing further

■	Target operating margin to net sales improvement of 0.3 margin points on a constant currency basis in line with full year margin target

In 2016, our prime focus remains on growing revenue and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity, effectiveness and horizontality. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2014 and 2015 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of over 7% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have, in addition, decided that an even more significant proportion, one-half, of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2016 and beyond. Horizontality has been accelerated through the appointment of 48 global client leaders for our major clients, accounting for approaching one third of total revenue of over $19 billion and 19 country and regional managers in a growing number of test markets and sub-regions, amounting to about half of the 113 countries in which we operate. Emphasis has been laid on knowledge-sharing in the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media, sport and entertainment. The Group continues to succeed, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches, despite one or two recent disappointments. For example, the Group has been very successful in the recent wave of consolidation in the fast-moving consumer goods, travel, pharmaceutical and shopper marketing industries and the resulting “team” pitches. Whilst talent and creativity (in its broadest sense) remain the key potential differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis and AppNexus; through integration of data investment management, for example, Kantar and comScore; and lastly investment in content, for example, Imagina, Vice, Refinery 29, Truffle Pig, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital, Chime and Bruin.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and net sales growth greater than the industry average

■	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

■	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Lisa Hau	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

www.wpp.com/investor

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.